August 31, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	David L. Orlic, Esq. Attorney-Advisor Office of Mergers and Acquisitions
Ladies and Gentlemen:
     Reference is made to your letter dated August 21, 2009 (the “Comment Letter”) relating to the Schedule 13E-3/TO-I (the “Schedule 13E-3/TO”) filed by the Revlon, Inc. (“Revlon”) and MacAndrews & Forbes Holdings Inc. (“MacAndrews & Forbes”) on August 10, 2009, as amended (File No. 005-49483).
     Per your request, each of Revlon, MacAndrews & Forbes and Ronald O. Perelman acknowledges that:
•	it or he is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it or he may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, REVLON, INC.
By:	/s/ Robert F. Kretzman
	Name:	Robert K. Kretzman
	Title:	Executive Vice President, Human Resources, Chief Legal Officer and General Counsel

MACANDREWS & FORBES HOLDINGS INC.
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

By:	/s/ Ronald O. Perelman
	Name:	Ronald O. Perelman